Exhibit 99.2
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries SE
ARBN 097 829 895 Incorporated in Ireland

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Louis GRIES
Date of last notice	20 September 2010

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Ordinary shares/CUFS; and • Options under the Managing Board Transitional Stock Option Plan.

Date of change	• Sale of shares — 9 December 2010; and • Cancellation of options — 6 December 2010.

No. of securities held prior to change
•  555,756 ordinary shares/CUFS registered in the name of the Director; and
•  3,328,000 options over unissued ordinary shares/CUFS comprising:
¡  650,000 options under the 2001 Equity Incentive Plan;
¡  1,000,000 options under the Managing Board Transitional Stock Option Plan;
¡  860,000 options (ROCE) under the 2006 JHISE Long Term Incentive Plan; and
¡  818,000 options (TSR) under the 2006 JHISE Long Term Incentive Plan.

Class	Not applicable

Number acquired	Nil

Number disposed	• 148,000 ordinary shares/CUFS were sold; and • 1,000,000 options under the Managing Board Transitional Stock Option Plan were cancelled in accordance with their terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$931,895.90 for sale of ordinary shares/CUFS.

+ See chapter 19 for defined terms.

11/3/2002 Appendix 3Y	Page 1

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change
•  407,756 ordinary shares/CUFS registered in the name of the Director; and
•  2,328,000 options over unissued ordinary shares/CUFS comprising:
¡  650,000 options under the 2001 Equity Incentive Plan;
¡  860,000 options (ROCE) under the 2006 JHISE Long Term Incentive Plan; and
¡  818,000 options (TSR) under the 2006 JHISE Long Term Incentive Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
•  On market sale of ordinary shares/CUFS in compliance with the James Hardie stock accumulation policy and the announcement to the ASX on 10 December 2010; and
•  Cancellation of options under the Managing Board Transitional Stock Option Plan.

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Restricted Stock Units (RSUs) are contractual entitlements to be issued ordinary shares/CUFS upon satisfaction of certain conditions.

Name of registered holder (if issued securities)	Louis Gries

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Current interests in contracts are: • 1,452,609 Relative TSR RSUs; and • 847,713 Executive Incentive Program RSUs.

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002